United States securities and exchange commission logo





                            April 16, 2021

       Nikolaos Vlahos
       Chief Executive Officer
       Honest Company, Inc.
       12130 Millennium Drive, #500
       Los Angeles, CA 90094

                                                        Re: Honest Company,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 9, 2021
                                                            File No. 333-255150

       Dear Mr. Vlahos:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed April 9, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       76

   1. We note your response to prior comment 7. Please tell us the impact Butterblu's financial position is expected to
have on your baby apparel offerings on your website, including whether you plan to
continue to offer the products. Additionally, please disclose that no royalties have been
collected in connection with the agreement and the reason why.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nikolaos Vlahos
Honest Company, Inc.
April 16, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Aamira Chaudhry at (202) 551-3389 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameNikolaos Vlahos
                                                           Division of
Corporation Finance
Comapany NameHonest Company, Inc.
                                                           Office of Trade &
Services
April 16, 2021 Page 2
cc:       Nicole Brookshire
FirstName LastName